SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION
FILED PURSUANT TO SECTION 8(a) OF
THE INVESTMENT COMPANY ACT OF 1940

        The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940, and in connection with such Notification of Registration submits the following information:

Name: ENHANCED GOVERNMENT FUND II, INC.

Address of Principal Business Office (No. & Street, City, State, and Zip Code):

ENHANCED GOVERNMENT FUND II, INC. 800 Scudders Mill Road Plainsboro, New Jersey 08536

Telephone Number (including area code): (609) 282-2800

Name and Address of Agent for Service of Process:

Robert C. Doll, Jr. 800 Scudders Mill Road Plainsboro, New Jersey 08536

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:

YES |X| NO |_|

SIGNATURES

        Pursuant to the requirements of the Investment Company Act of 1940, the Registrant has caused this Notification of Registration to be duly signed on its behalf in the City of Plainsboro and State of New Jersey on the 4th day of November, 2005.

ENHANCED GOVERNMENT FUND II, INC.

By:	/s/ Bradley J. Lucido Name: Bradley J. Lucido Title: President

Attest:	/s/ Alice A. Pellegrino Name: Alice A. Pellegrino Title: Secretary